Exhibit 99.4

Disclosure of Transactions in Own Shares

Paris, October 7, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from October 1 to October 4, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
01/10/2024	212,755	58.608414	12,469,233.11	XPAR
01/10/2024	118,955	58.576440	6,967,960.40	CEUX
01/10/2024	19,104	58.655216	1,120,549.25	TQEX
01/10/2024	18,607	58.643092	1,091,172.01	AQEU
02/10/2024	205,345	60.883989	12,502,222.72	XPAR
02/10/2024	133,995	60.923941	8,163,503.42	CEUX
02/10/2024	8,329	60.964578	507,773.97	TQEX
02/10/2024	8,279	60.965618	504,734.35	AQEU
03/10/2024	200,800	61.362255	12,321,540.71	XPAR
03/10/2024	120,000	61.340658	7,360,878.98	CEUX
03/10/2024	20,000	61.366978	1,227,339.56	TQEX
03/10/2024	13,555	61.329164	831,316.82	AQEU
04/10/2024	213,908	62.565644	13,383,291.84	XPAR
04/10/2024	120,000	62.556343	7,506,761.19	CEUX
04/10/2024	10,994	62.522595	687,373.41	TQEX
04/10/2024	2,940	62.355289	183,324.55	AQEU
Total	1,427,566	60.823091	86,828,976.29

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).